Exhibit 99.8

Outstanding 9M results:

Revenues €2.8bn, net profit approx. €1bn, ROTE 14%

Interim dividend €0.56 per share payable in May;

Balance to be paid in November 2025

Mediobanca and Banca Generali

The combination1 creates a European leader in Wealth Management

TFAs >€210bn, NNM >€15bn

Revenues €4.4bn, 45% from WM

Net profit €1.5bn, 50% from WM

ROTE 20%

Distribution: confirmed at €4bn for FY 2023- 26*

Mediobanca Board of Directors’ Meeting

Milan, 8 May 2025

1 Public exchange offer presented on 28 April 2025, Mediobanca data pro forma (as at 31/12/24, annualized)+ BG (data as at 31/12/24).

(*) FY 2023-24, FY 2024-25, and FY 2025-26.

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9M: RESULTS CONFIRM GROWTH TRAJECTORY

Group revenues of €2,768m in 9M (up 5% 2), with significant growth in all businesses:

WM up 5%2 (to €727m), CIB up 26%2 (to €677m), CF up 7%2 (to €954m), INS stable2 (at €349m)

Cost/income ratio < 43%

Cost of risk declining to 47 bps (down 3 bps2)

Net profit for 9M: €993m (up 5%2); EPS 9M €1.19 (up 7%2); ROTE 14% (up 60 bps2)

3M: SOLID TREND

Group revenues totalled €920m in 3Q (up 3% YoY2), driven by all banking divisions

WM up 6%2 (to €247m), CIB up 17%2 (to €226m), CF up 7%2 (to €326m), INS down 16%2 (to €106m)

Net interest income resilient (€497m in 3Q, stable YoY, up 1% QoQ3)

driven by recovery in volumes and resilience of asset yields

High fee income of €273m in 3Q (up 15% YoY, down 14% QoQ)

following record results in IB advisory business in 2Q

Cost of risk declining to 39 bps (down 11 bps QoQ)

writebacks in CIB due to portfolio quality, CoR reducing in CF (to 169 bps)

Net profit €334m (stable)

HIGH CAPITAL GENERATION AND SHAREHOLDER REMUNERATION

CET1 15.6% 4, following Basel IV benefits of 55 bps

Interim dividend of €0.56 p.s, shares ex-rights on 19 May 2025, balance payable in November

€385m share buyback 5 in progress (71% already completed)

FY 2024- 25 GUIDANCE CONFIRMED

Growth in TFAs: NNM of €9-10bn

Net interest income resilient

Growth in fee income: low double-digit

Growth in Earnings Per Share (EPS): 6-8% 6 YoY

High distribution with low execution risk: cash payout 70% + share buyback 7

[2]	YoY chg: 9M end-March 2025 vs 9M end-March 2024; or 3M end-March 2025 vs 3M end-March 2024.

[3]	QoQ: 3M end-March 2025 vs 3M end-March 2024.
[4]	Including approx. 75 bps in earnings for 9M net of the dividend (payout ratio 70%). The Corep CET1 ratio, net of retained earnings for 9M, is 14.8%, in line with the ECB guidance for banks with buybacks in progress for which the final amounts have not been fully defined. The CET1 ratio fully loaded is equal to approx. 15.3%, including the impacts of CRR III fully operative, but not including the impact of the FRTB regulations.
[5]	Approved by ECB and by shareholders at the October 2024 AGM for a maximum amount of €385m, launched on 12 November 2024.

[6]	Includes cancellation of shares acquired as part of the €385m buyback being implemented in FY 2024-25.

[7]	Amount established at the end of the financial year in accordance with the regulations in force and subject to authorization by the ECB: cumulative distributions for FY 2023-24, FY 2024-25, and FY 2025-26.

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WM: EFFECTIVENESS OF PRIVATE & INVESTMENT BANKING MODEL AND STRENGTH OF MEDIOBANCA BRAND IN MB PREMIER REPOSITIONING DRIVE GROWTH

The development of MBWB is facilitated by Mediobanca's distinctive positioning in Italy as a Private & Investment Bank, able to seize market opportunities in an uncertain macro and geopolitical scenario. The division's growth is outperforming the system, on the back of an enhanced product offering within the Mediobanca ecosystem, plus the continued strengthening of the network which already ranks first in Italy by productivity ratios. These features will be bolstered by the industrial and financial rationale of the combination with Banca Generali, which will generate approx. €300m in synergies at the level of GOP.

In 9M:

Development of PIB model (€0.9bn from liquidity events); Private Markets platform continues to expand

Franchise strengthened: in 9M 117 new bankers/FAs added, 54 of whom in 3Q,

with high-end clients increasing

TFAs up €12bn in 12M to €108bn, with NNM of €7.2bn in 9M

(11% of TFAs on an annualized basis)

Revenues up 5%2 to €727m, with €247m generated in 3Q (up 6% YoY)

Fee income €413m (up 14%2), €143m of which in 3Q (up 16% YoY)

Net profit €169m (up 10%2), €58m of which in 2Q (up 10% YoY)

RORWA up 20 bps2 to 3.8%

CIB: CAPITAL-LIGHT PLATFORM INCREASINGLY SYNERGISTIC WITH WM,

INTERNATIONAL PRESENCE ENHANCED, AND HIGH ASSET QUALITY

Growth in CIB has been helped by the interest rates dynamics, and by the expectation that corporate activity will remain robust even in the current uncertain market scenario. Mediobanca has a competitive advantage in this macro scenario, deriving from its traditional leadership position in Italy and Southern Europe, with areas of excellence in specialist segments, its strong roots in the mid-corporate space, and the growing synergies with WM. The new initiatives unveiled in the 2023-26 Strategic Plan gradually coming to life have helped the business increase in profitability, with RORWA now up to 2.1%.

In 9M:

Robust IB activity: 72 deals announced, up 29% YoY 8

Record results posted in tech/digital advisory services (Arma Partners), strong Energy

Transition business, mid-cap presence launched in Frankfurt, and BTP Specialist operations

Revenues up 26%2 to €677m, with fee income up 52%2 to €341m (advisory component up
86% to €243m) and NII up 2%2 to €238m, due to recovery in volumes

High fee income levels in 3Q (€107m), following the record 2Q results due to the execution of several major deals both in Italy and internationally

Loan writebacks (€11m) due to adoption of new IFRS9 PD model

RWAs down 16% YoY (€14.1bn), despite a resumption in volumes in last 6M;
€1.4bn reduction in 3Q due to Basel IV benefits (€1.3bn)

[8]	Including Arma Partners and Messier et Associés deals.

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Net profit up 33%2 to €225m, €84m of which in 3Q

RORWA up 90 bps2 to 2.1%

CF: RECORD RESULTS DUE TO VOLUMES AND MARGINS GROWTH, COST OF RISK REDUCING

Mediobanca, through Compass, is one of the leaders in consumer credit in Italy, a business which has appealing growth rates due to the demographical and behavioural changes being shown by Italians. In a decreasing interest rate scenario, the fixed rate loan book turnover coupled with strong risk governance have produced growing average yields. Against this backdrop, Compass has confirmed its position as the main driver of growth in net interest income for the Group, with a competitive advantage given its leadership position in digital/BNPL channels, the fact that 80% of its new business in personal loans is generated through its proprietary network, and having developed a sophisticated pricing and scoring systems in over 60 years of business, across all economic cycles.

In 9M:

New loans totalled €6.7bn in 9M, accelerating in 3Q with almost €2.4bn in new business, focused on the most profitable segments (personal loans and direct distribution)

NII continues to grow, up 9%2 to €845m (3Q €288m, up 2% QoQ), with profitability growing in a declining interest rate scenario

CoR 174 bps (169 bps in 3Q, with €10m in overlays used)

Net profit at record high levels: €308m (up 6%2), €105m of which in 3Q
RoRWA up 20 bps2 to 2.9%

INSURANCE

High contribution decorrelated from other businesses

The contribution of the Group’s investment in Assicurazioni Generali is positive, because of the stability and visibility of the company's earnings; the high return on the investment is also boosted by the favourable regulatory treatment introduced by the Danish Compromise.

In 9M:

Revenues stable2 at €350m, €106m of which in 3Q

Net profit down 1%, to €350m

RORWA down 20 bps2 to 3.2%

****

With Renato PAGLIARO in the Chair, the Directors of Mediobanca approved the individual and consolidated financial statements for the period ended 31 March 2025, as illustrated by Chief Executive Officer Alberto NAGEL and Group General Manager Francesco Saverio VINCI.

Alberto Nagel, CEO of Mediobanca, said: “Mediobanca has delivered growth in all its divisions for the nine months, despite the uncertain scenario, consolidating the main initiatives provided in the 2023-26 Strategic Plan. All the physical and digital platforms have been enhanced by attracting the best talents: the service offering has been expanded and repositioned to increasingly reflect the Private and Investment Banking model, which has been welcomed enthusiastically by both

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clients and Financial Advisors. The combination between Banca Generali and Mediobanca we announced on 28 April 2025, which we will ask our shareholders to approve at the general meeting called to take place on 16 June 2025, completes the Mediobanca Group's transformation process to become a diversified player focused on high growth and low capital absorption businesses which excels for the value it creates for its stakeholders. With over 50% of the top line generated by Wealth Management, and TFAs of more than €210bn, Mediobanca will become a leader in the wealth management industry and a benchmark in the Italian and European financial panorama”.

Consolidated results

The Group delivered outstanding results in the first nine months of the financial year: posting a net profit of €993.2m, on revenues of €2,767.9m (up 5.3%2), with the cost/income ratio falling to 42.5% and the cost of risk low at 47 bps (down 3 bps2). ROTE stood at 14% (up 60 bps2), and RORWA at 2.9% (up 20 bps2).

These results are underpinned by a healthy performance in 3Q with a net profit of €333.5m (up 1.2% QoQ, down 0.4% YoY) and revenues of €920m.

Highlights of the nine months’ performance were as follows:

♦	The commercial performance was robust by all divisions:

♦	TFAs were up 12%,[2] with €12bn added, reaching €108.3bn (up €1.5bn QoQ), driven by NNM (€7.2bn in 9M, €2.3bn of which in 3Q) and AUM/AUA which totalled €79.4bn (up 13.3% YoY, up 1% QoQ), with deposits up 2% QoQ (up 9.3% YoY) to €28.9bn. During the nine months there were inflows of approx. €0.9bn generated by liquidity events, and the mix reflects a share for AUM of 70%.

♦	New loans in consumer credit reached €6.7bn (€2.4bn in 3Q), 80% of which were personal loans generated from direct new business, with higher spreads on lendings.

♦	Investment banking activity was again buoyant (the number of deals announced was up 29%), following a solid performance in 3Q albeit below the outstanding results posted in the final quarter of 2024, with strong corporate finance activity levels (investment banking and debt divisions), and an increase in the number of non-domestic transactions (Arma Partners in particular). The recovery in corporate lending volumes recorded in the last six months has also continued. The Frankfurt branch office, which is focused on increasing Mediobanca’s mid-corporate presence outside the domestic market, is now fully operative.

♦	Risk-Weighted Assets (RWAs) reduced by approx. 5% YoY and 3% QoQ (to €46.3bn), due to the scrupulous lending policy adopted and to the positive effects of Basel IV in 3Q which reduced RWAs by around €1.6bn (due in particular to the introduction of the LGD floor at 40% and the removal of the scaling factor for the advanced models for the Large Corporate and Retail portfolios).

♦	Consolidated revenues rose by 5.3%, from €2,628.2m to €2,767.9m, with €920.2m posted in 3Q and all the banking businesses delivered year-on-year growth: WM up 5.3%[2] (to €726.8m), CIB up 26.4%[2] (to €677.3m), and CF up 7.4%[2] (to €954.4m), with INS stable[2] (at €349.4m); the main income items performed as follows:

♦	Net interest income matched last year’s levels, at €1.476m (31/3/24: €1,492.4m), while increasing slightly quarter-on-quarter (€497.1m, vs €493.9m); this is the result of the significant reduction in market interest rates (Euribor 3M average: down 95 bps), which has

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also started to be reflected in a lower cost of funding in Wealth Management (down 10 bps in 3Q to 1.7% and down 20 bps in last 6M). By division: Consumer Finance NII rose from €778.4m to €845.2m (up 8.6% YoY; up 2.2% QoQ), due primarily to the higher lending volumes (on average up €910m); on the other hand, Wealth Management NII decreased from €319.9m to €304.8m (down 4.7% YoY and down 1.7% QoQ, with the loan stock flat but yields declining somewhat; CIB NII increased slightly, from €233.2m to €238.1m (up 2.1% YoY and up 5.9% QoQ), due to the recovery in volumes in the last six months; finally Treasury contribution fell from €114.2m to €42.7m, reflecting the centralized IRR management and a negative NII sensitivity to falling market interest rates, with the securities portfolio having a limited duration;

♦	Net fee and commission income climbed to €819.4m (up +24.1% YoY, from €660.2m), with €272.7m added in 3Q. At the individual business line level: fees earned by Wealth Management increased from €363.3m to €413.1m (up 13.7% YoY; down 2.3% QoQ); and those generated by CIB increased from €224.8m to €340.7m (up 51.6% YoY; down 28.7% QoQ), with Arma Partners contributing €119.2m (€38.4m in 3Q); while fee income in Consumer Finance was stable at €109.6m (flat YoY and QoQ), with Heylight contributing €16.3m (up 13% YoY; up 6% QoQ). The growth in WM was driven by management fees generated by the distribution networks, which totalled €241.6m (up 14.6% and 1.5% respectively) and by upfront placement fees which amounted to €82.8m (€32.8m in 3Q), up 12% QoQ.

♦	Net treasury income rose from €133.6m to €137.2m, with €45.4m added in 3M; the improvement compared to last year was due to the CIB proprietary trading portfolio, which offset the reduction in profits from proxy hedge activity. Markets activity with clients matched last year’s performance, generating revenues of €63m (€61.3m), €19.1m of which in 3Q, on significant growth in equity trading (which rose from €25.9m to €73.3m, €26.4m of which in 3Q). Dividends and other income from Principal Investing/Insurance business rose from €12m to €18.6m, €2.6m of which in 3Q.

♦	The contribution from Assicurazioni Generali, accounted for using the equity method, decreased slightly, from €337.7m to €329.1m (€102.4m of which in 3Q); while the other IAS 28 investments contributed €6.3m (€2.6m in 3Q, compared to €4.4m last year).

♦	Operating costs rose from €1,124m to €1,177.2m, €397.1m of which in 3Q, the increase compared to last year (up 4.7% YoY; down 3.4% QoQ) reflects the Group’s growth in all its divisions, and remains aligned with the performance in terms of revenues; the cost/income ratio remains low at 42.5%. Labour costs rose from €586.9m to €628.8m (up 7.1% YoY; down 4.2% QoQ), because of the growth in headcount (from 5,387 to 5,508). Administrative expenses increased from €537.1m to €548.4m (up 2.1% YoY; down 2.4% QoQ), with a strong technology- related component (up 2% YoY to €193m, €66m of which in 3Q), and higher back office/operations costs (up 4% YoY to €155m, flat QoQ); credit recovery expenses totalled €31m (up 2% YoY; €11m in 3Q). At the individual business line level: costs in CIB totalled €296.6m (up 11.3% YoY; down 9.7% QoQ); in Wealth Management €474.1m (up 3.8% YoY; down 3% QoQ); and in Consumer Finance €291.3m (up 7.4% YoY; up 3% QoQ); while in the Holding Functions division operating costs totalled €127.7m (down 8.3% YoY; down 3.1% QoQ), with the share represented by the central units reducing from 7.4% of the Group total to 7.1%;

♦	Loan loss provisions reduced from €195.7m to €186.1m (down 4.9% YoY), with the contribution for 3Q totalling €52.7m, the reduction being due to the implementation of the new IFRS9 Corporate PD model used to calculate impairment, which resulted in provisions of €11.3m being released (€10.8m of which in Corporate lending and €0.5m of which factoring business). The cost of risk is therefore positioned at 47 bps (approx. 50 bps net of the one-off effects). At the individual business line level: provisioning increased in Consumer Finance (from €184.1m to €201.9m) fully aligned with the performance in volumes, and reflecting a constant quarter-on- quarter trend (€66.3m in 3Q) coupled with careful use of overlays (the stock of which has

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reduced by €31.1m since the start of the financial year and which decreased by €10m in 3Q; the residual stock now totals €143.8m). The cost of risk stands at 174 bps (169 bps for 3M); while Wealth Management posted writebacks of €0.7m (€1.7m in 3M), as did Leasing (€2.9m and €0.6m respectively).

♦	The value of holdings in investment funds and banking book securities rose to €19.5m, €11.3m of which accrued during 3Q as a result of the majority of the private equity funds adopting the NAV as at year-end 2024; investments in the seed capital of the Group's product factories totalled €10.2m (€2.9m of which in 3Q).

The net profit result reflects one-off charges totalling €24.5m (€10.9m of which added in 3Q), approx. €15.4m of which regards the effects of the earn-out and put & call arrangements agreed as part of the Group’s recent acquisitions (€8.5m of the amount accrued in 3M was attributable to Arma Partners), €3.6m in provisions for indemnities and litigation, and €5.5m in non-recurring costs (€1.5m of which in 3Q linked primarily to the new insurance fund).

* * *

On the balance-sheet side, total assets amounted to €100.8bn (31/12/24: €99.9bn; 30/6/24: €99.2bn), with the main items reflecting the following performances:

♦	Customer loans grew by 3.9% YoY, flat at €54bn in 3Q, helped by the positive trend in Consumer Finance (up 5.7% YoY, up 1.6% QoQ, to €15.8bn) on the back of high new business volumes; customer loans in Corporate and Investment Banking were up 5.3% YoY but down slightly QoQ (from €19.9bn to €19.7bn), following the reduction posted by factoring business (down 12.9% to €2.4bn) due to seasonal factors which was only partly offset by the rise in Large Corporate loans (up 1%, from €17.2bn to €17.4bn). Customer loans in Wealth Management rose slightly, to €17.2bn (€12.7bn of which in the mortgage lending), and in leasing business totalled €1.3bn.

♦	New loans in Consumer Finance rose by 9.1% in 9M (from €6.1bn to €6.7bn; €2.4bn in 3Q), driven by personal loans which were up 9.9% (from €2.9bn to €3.1bn; €1.2bn in 3Q); the demand for new finance in Corporate Lending also recovered, impacting on the new business volumes in Lending and Structured Finance (which were up 55% to €6.3bn; €2.2bn in 3Q) and new mortgage loans (which closed at just over €1bn);

♦	Gross NPLs decreased from €1,378.9m to €1,130.1m, and account for 2% of total gross loans; the reduction in 3Q (50 bps) regards all business lines: Consumer Finance reported a reduction in gross NPLs from €1,050m to €824.5m (in relative terms declining to below 5%), as a result of the approx. €260m write-off of certain items (almost entirely covered); while Wealth Management saw gross NPLs decrease from €225.7m to €211.2m, and leasing business from €70.1m to €61.3m; gross NPLs in Corporate and Investment Banking were stable at €33.1m (€6.6m in the Large Corporate segment); net NPLs totalled €424.2m, representing 0.8% of total loans;

♦	Stage 2 positions remained at €2,728.7m, reflecting different trends for the various business lines: Corporate and Investment Banking posted a reduction in Stage 2 positions from €264.2m to €178.6m, following improvements (repayments and reclassifications to Stage 1); while there was a slight increase in Stage 2 positions in Consumer Finance (from €1,584.2m to €1,615m) and in Wealth Management (from € 801.2m to €857m);

♦	The coverage ratio for performing loans was basically stable, both at Group level (1.24%, compared with 1.26% at end-December 2024) and in Consumer Finance (3.52%, versus 3.57%). The stock of overlays totalled €189m, €144m of which in Consumer Finance; the QoQ reduction (down €11m) was attributable to Consumer Finance (€10.2m) and mortgage lending (€1.5m).

♦	Banking book securities were up 6% YoY and virtually stable QoQ at approx. €12bn, €5.4bn of which in the HTC portfolio, and €5.9bn in the HTC&S portfolio, with €0.5bn recognized at fair

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value (FVO); the position in Italian government securities totalled €6.1bn, with a duration of approx. 2.5 years. The OCI reserve for the HTC&S portfolio totalled €45.2m (31/12/24: €42.8m), while the unrealized losses on the Hold to Collect segment amounted to €3.9m (€7.9m plus).

♦	Net treasury assets rose for the three months, from €4.6bn to €6.6bn, reflecting turnover in the net trading assets in favour of the equity component (approx. €900m), and a reduction in repos.

♦	Funding totalled €66.1bn, approx. €2bn higher in 3Q, helped by a diversified funding strategy, which involved strong primary bond market activity (with new issues of €4.4bn in 9M, €2.2bn of which in 3Q). Highlights for 3Q include the approx. €500m placed through the networks, the issue of approx. €300m in Tier 2 notes (the Group's first Tier 2 Sustainable issue), and €600m in medium-/long-term secure financing. The cost of the new issues was lower than twelve months previously (down from 135 bps to approx. 90 bps). The stock of debt securities rose from €28.7bn to €30bn, with €0.9bn expiring during the period. Wealth Management deposits increased from €28.2bn to €28.9bn, at an external cost of 1.71% (down 10 bps QoQ), in a scenario that remains competitive. Interbank funding remained virtually unchanged, at €7.2bn.

♦	Total Financial Assets (TFAs) climbed to €108.3bn (up +12.2% YoY, up 1.4% QoQ), on Net New Money (NNM) of €7.2bn, €2.3bn of which in 3Q; AUM were up 15.5% YoY to €49.4bn (31/12/24: €48.2bn; 31/3/24: €42.8bn), with net AUM of €5bn gathered in 9M (€1.8bn of which in 3Q), equal to 70% of the Group's total NNM; AUA amounted to €30bn (31/12/24: €30.3bn; 31/3/24: €27.3bn). Deposits rose to €28.9bn (31/12/24: €28.2bn). Deposits in Private Banking totalled €46.9bn; in Premier Banking €46.2bn; and in Asset Management €32.2bn (€17.1bn of which placed by the Group's networks). The market effect for the nine months was equivalent to €1.7bn, reflecting the stock market volatility in the last days of March.

♦	The capital ratios (CET1: 15.6%[9], Total Capital: 18.5%), confirming the high buffers relative to the Maximum Distributable Amount[10] (buffer of approx. 420 bps) and the Overall Capital Requirement[11] of 8.77%.

♦	The CET1 ratio rose by approx. 40 bps in 3M, due to the reduction in RWAs as a result of the positive impact of the new Basel IV rules introduced on 1 January 2025 with the publication of CRR III (adding a total of 55 bps, which corresponds to a reduction in RWAs in the region of €1.6bn, attributable in particular to the LGD floor being reduced to 40% (from 45% previously) and to the removal of the scaling factor for the advanced models for the Large Corporate and Retail portfolios); this benefit was in part offset by the growth in lendings during the three months (which added an extra 10 bps). Retained earnings for the period (which added 20 bps, net of the dividend with a payout ratio of 70%) were offset by the higher prudential deductions for the Assicurazioni Generali investment (25 bps).

♦	The Corep CET1 ratio stood at 14.8% net of the profit for the period. This exposure reflects the ECB guidance not to include profits when a distribution policy is in progress in the form of buybacks, the amounts of which have not yet been finalized. It is also consistent with the completion of the Strategic Plan 2023-26 targets in terms of buybacks (with a cumulative €1bn to be bought back over the three years covered).

[9]	Including approx. 75 bps in earnings for 9M net of the dividend (payout ratio 70%). The Corep CET1 ratio, net of retained earnings for 9M, is 14.8%. The CET1 ratio fully loaded is equal to approx. 15.3%, including the impacts of CRR III fully operative, but not including the impact of the FRTB regulations.

[10]	Maximum Distributable Amount (MDA): minimum level of CET1 required, which includes the shortfall on AT1 capital (as at 31 March 2025, 1.83%).

[11]	The Overall Capital Requirement for CET1 includes 56.25% of the P2R requirement of 1.75%, the Conservation Capital Buffer (2.50%), the Counter-Cyclical Buffer as of 31 December 2024 (0.14%), the O-SII requirement fully loaded (fully loaded from 2025 equal to 0.25%), and the system risk buffer which at 31 December 2024 was equal to 0.4% (1% of relevant exposures once fully-loaded, by end-June 2025).

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♦	The total capital ratio rose to 18.5%, due to the new, nominal €300m Tier 2 issue; the leverage ratio remained stable at 7%, and the MREL indicator stood at 46.3% of RWAs and 21.9% of LREs[12](compared to the minimum requirements set for 2025, which were 23.92% of RWAs and 5.91% of LREs).

♦	Mediobanca has launched the €385m share buyback programme approved by the European Central Bank on 7 October and by shareholders in Annual General Meeting on 28 October 2024, which will entail cancellation of treasury shares. As of 8 May 2025, a total of 18,3 million shares had been acquired, equal to 2.2% of the share capital and to 71% of the buyback programme's total value.

♦	The BoD has adopted a resolution approving the distribution of an interim dividend, of €0.56 per share, for a total amount of €455m (ex-rights 19 May, record date 20 May, payment 21 May 2025).

Divisional results

1.	Wealth Management:[13] excellent commercial results, with NNM (€7.2bn) at best sector levels and improvement in the mix (70% AUM). Revenues up 5% and net profit up 10% YoY, driven by double-digit growth in fee income, with TFAs climbing to approx. €108bn (up 12% YoY). RORWA at 3.8%.

The division posted a net profit of €168.9m for the first nine months of FY 2024-25 (up 10.3% YoY), on revenues totalling €726.8m (up 5.3% YoY), driven by higher fees (up 13.7% YoY), and the reduction in the cost/income ratio (to 65.2%) and the cost of risk. RORWA remained high at 3.8%. NNM totalled €7.2bn (up 42%, and equal to 11% of TFAs on an annualized basis), near the highest sector levels.

The division has confirmed its distinctive positioning in Private and Investment Banking, enhancing its franchise versus higher-bracket clients in particular, and accelerating the recruitment of senior commercial figures, with the launch of Mediobanca Premier. The operating structure has been adapted to the expanded product offering to support future growth and profitability. This has been done to continue implementing the strategic pathway envisaged by the 2023-26 Strategic Plan “One Brand-One Culture”:

♦	Net New Money (NNM) totalled €7.2bn, with a significant improvement in the mix (more than 70% AUM) and a major share accounted for by inhouse products (approx. 60% of the network's inflows); Polus Capital also contributed €1.6bn, €1.2bn of which from CLOs. There were also positive inflows of deposits (€970m), driven by promotional policies aimed at gathering assets, in a scenario featuring strong competition, for future conversion.

♦	The Private and Investment Banking model has been strengthened, with approx. €0.9bn in liquidity events originated in 9M, approx. €77m of which in 3Q.

♦	The distribution structure has been expanded, with the addition of 117 new professionals in 12M (85 FAs and 32 bankers), 54 of whom in 3Q. Overall, since the launch of Mediobanca Premier, staff recruitment has been concentrated on higher average portfolios and high bracket clientèle. Throughout the WM Division, the programme for developing talented young staff as part of the Mediobanca Academy programme has also continued. As at end-March 2025 the

[12]	Both ratios include retained earnings for the period (accounting for ~40 bps for LER and ~45 bps of MREL).
[13]	Includes the Premier Banking segment (Mediobanca Premier), Private Banking (MBPB, CMB), Asset Management (MB SGR and MB Management Company, Polus Capital, and RAM AI), plus the activities of Spafid.

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network consisted of 1,373 professionals, made up of 545 bankers and 680 FAs, working out of 97 branch offices and 111 points of sale.

The commercial initiatives developed in 3Q include the following:

♦	Mediobanca Private Banking remains focused on its offering of portfolio management services, placement of certificates and Private Markets products. With regard to the latter, MBPB has expanded its offering with the launch of gathering phase for two evergreen private credit funds, namely Blackstone European Private Credit (ECRED) and Morgan Stanley European Private Income Fund (EPIF), which will complement the Apollo Aligned Alternatives, KKR and Three Hills Impact Fund, a preferred capital themed fund; these products allow clients to subscribe to Private Markets strategies with more liquid capital (a total of €160m has been gathered). At end-March 2025, the first investment was launched by Mediobanca UBS Global Real Estate Co-Investment Opportunities, the international real estate co-investment programme, for an amount of approx. €45m (from the €480m soft commitment). As regards club deals with high-potential Italian SMEs as their target, following the completion of the soft commitment gathering process for TEC2, the first three investments have been made, for a combined total of approx. €270m (€80m of which in 3Q), against a total committed amount of €900m.

♦	Mediobanca Premier has continued its repositioning versus a more sophisticated clientèle (with an increase in the number of clients with AUM of over €500,000) and the ongoing enhancement of its products and services offering. In particular, the placement of funds with delegated management has continued in partnership with leading international asset managers (in the nine months, the funds already included in the catalogue have been complemented by Mediobanca Schroders Diversified Income Bond, Mediobanca Candriam Global High Yield, and Mediobanca AB American Growth Portfolio), for a total of €549m. With net inflows of €206m in 9M (€137m of which in 3Q), the portfolios managed now have AUM worth approx. €600m. During the three months under review, the placement of a new Target Maturity bond fund, MB Selezione Cedola 2030 – Seconda edizione, was completed, for a total of €51m. Since the start of the year paper worth approx. €1bn has been placed, €339m of which in BTP Più (February 2025), approx. €193m of which in certificates (€81m in 3Q), and approx. €213m in Group bonds.

♦	In Asset Management, Polus Capital has reached a total of €10.5bn in AUM, continuing its growth with the launch of CLO XIX during 3Q, which increased assets under management by €450m. There has been an overall increase of €1.2bn in the CLOs over the nine months, and two other CLOs (US CLO II and CLO XX) are currently at the warehouse phase. As regards distressed assets, Polus Capital continues to attract strong interest for its Master Fund which has reached assets of $1.5bn, after net inflows of $250m in nine months. At the same time, the Special Situations fund has continued its investment activity, reaching almost €390m of AUM out of over €600m in committed capital. RAM AI now has assets under management totalling €1.6bn, after net inflows of some €40m, and good performances by the Emerging Markets Equities, RAM Mediobanca Strata Credit UCITS and European Market Neutral funds.

♦	Assets managed on behalf of clients (TFAs) totalled €108.3bn (30/6/24: €99.4bn; 31/12/24: €106.8bn), 12.2% higher than twelve months previously (€11.8bn), incorporating a market effect of €1.7bn (including a negative effect of €0.9bn in the first quarter of 2025); in particular, the high-quality component (AUM) rose to €49.4bn (up 15.5%, or €6.6bn, YoY and up 1.14% in 3Q, driven by Mediobanca Premier); while AUA totalled €30bn (up 9.8% YoY, or €2.7bn), recording a slight QoQ reduction in 3M (of €0.3bn). Deposits totalled €28.9bn (up 9.3% YoY, up 2.3% QoQ). Private Banking posted TFAs of €46.9bn (up 8.8% YoY and stable QoQ), including AUM/AUA of €36bn (up 7.8% YoY and down 2.3% QoQ), and deposits of €11bn (up 12.1% YoY and up 6.2% QoQ), while Mediobanca Premier reported TFAs of €46.2bn (up 14% YoY and up 3.1% QoQ), including AUM/AUA of €28.3bn (up 18.4% YoY and up 5% QoQ), and deposits of €17.9bn (up 7.7% YoY and flat QoQ). TFAs in Asset Management rose to €32.2bn (up 14.2% YoY and up 1.7% QoQ), €17bn of which placed within the Group.

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Total revenues generated by the Wealth Management division rose during the nine months from €690.1m to €726.8m (up 5.3% YoY), with a modest QoQ reduction of 2% (€246.7m), reflecting seasonal factors affecting performance fees which totalled €2.8m (versus €10.1m); the main income items performed as follows:

♦	Net interest income totalled €304.8m (down 4.7% YoY), €100.6m of which in 3Q (down 1.7% QoQ), due to lower returns on loans, in line with the reduction in market interest rates, compounded by weak volumes.

♦	Net fee and commission income grew from €363.3m to €413.1m (up 13.7% YoY), with €142.7m added in 3Q (down 2.3% QoQ); management fees from franchising were higher than last year, up from €210.9m to €241.6m, with the ROA stable at 99 bps; while upfront and advisory fees totalled €82.8m (versus €70.1m last year); banking fees were basically stable at €78m (€26.4m of which in 3Q). The Private Banking segment remains the main contributor to fee income, increasing its contribution from €160m to €177.4m (up 10.9% YoY; up 1.7% QoQ), while the Premier segment generated €159.3m (up 14.6% YoY; up 3.7% QoQ); recurring asset management fees increased from €43.9m to €51.1m (up 16.4% YoY; up 11% QoQ), with the share attributable to Polus Capital equal to €40.4m (up 17% YoY), whereas performance fees contributed €19.2m (€2.8m in 3Q).

Operating costs rose from €456.7m to €474.1m (up 3.8% YoY), including €159m in 3Q (down 3% QoQ); labour costs rose to €250.9m (up 2.8% YoY; down 3.4% QoQ), reflecting the strengthening of the headcount, much of which has revolved around the distribution network in the Premier Banking segment. Administrative costs increased from €212.7m to €223.2m, a YoY increase of 4.9%, including €75.6m in 3Q (down 2.6% QoQ), with the Private Banking area in particular making substantial investments in technology.

Net profit totalled €168.9m, €58.3m of which in 3Q, including net writebacks of €0.7m (versus €8.6m in writedowns last year) and €5m in non-recurring charges (€1m of which for 3Q).

Customer loans totalled €17.2bn (up 0.5% QoQ), with the mortgage loan share stable at €12.7bn, with the repayments outweighed by new loans (€1bn, compared with €758m, in 9M; €0.4bn in 3Q).

Gross NPLs amounted to €211.2m, after declining in 3Q (down €14.5m) due mainly to an improvement in the Private Banking segment (with one position being closed plus a partial repayment); gross NPLs account for 1.2% of total loans, with a coverage ratio of 40.7%, and the net NPL loan stock totals €125.3m.

2.	Corporate & Investment Banking: double-digit growth in revenues to €677m, following a solid 3Q performance coming after the record performance in 2Q driven by advisory services. RoRWA increasing to 2.1%, ahead of the Strategic Plan objective, after net profit increased to €225m, with RWAs under strict control (down 14% YoY).

The Corporate and Investment Banking Division posted revenues of €677.3m (up 26% YoY), with a solid performance in 3Q, reporting a top line of €225.9m (up 17% YoY but down 16% QoQ, compared to the previous record quarterly performance). Fee income, which was up 52% YoY, was driven by buoyant activity in Advisory business (up 86.6%). There were also signs of recovery in Corporate Lending volumes during the quarter, even though spreads are still low, which is in part due to the lending policies being focused primarily on investment-grade borrowers. Net profit totalled €225m (up 33.1% YoY), with revenues absorbing the growth in costs (which were up 11.3% YoY), and a cost/income ratio which remains low at 44%. RoRWA rose to 2.1%, ahead of the Strategic Plan objective (1.6% by end-June 2026).

The impressive results for the six months, and the second quarter in particular, reflect the main drivers contained in the 2023-26 Strategic Plan “One Brand-One Culture”, which envisaged the

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Corporate and Investment Banking division evolving progressively towards an increasingly advisory-driven/capital light, international platform operating in synergy with Wealth Management:

♦	Arma Partners has strengthened its leadership position in the Digital/Tech space, with 24 deals announced worth more than €50bn in 9M. In nine months Arma Partners has generated revenues of €119m, almost €40m of which in 3Q.

♦	The dedicated Energy Transition team, set up last year, continues to successfully support clients in their energy transition strategies, with five major deals announced in Italy in the nine months.

♦	The excellent results achieved from the synergistic co-operation with Mediobanca Private Banking to develop operations in the Mid-Cap segment are reflected in the M&A league tables in Italy, where Mediobanca has confirmed its position as a reference advisor for the market by number of deals (78 in 9M); the Mid-Cap platform was further strengthened by the opening of the Frankfurt branch office in July 2024;

♦	BTP specialist activities also continue, now fully operative, after specialist status was obtained in June 2024.

♦	RWAs were down 5% YoY due to the selective approach to lending, higher volumes and the positive impact of Basel IV (RWA savings of approx. €1.3bn).

The European M&A market recorded an increase of 20% in announced deal volumes in 1Q 2025 compared to the same period in 2024, despite the fact that the global macroeconomic scenario continues to reflect many areas of uncertainty. The growth has been driven by increased activity from private equity operators (whose volumes were up 127%), which offset the reduction in strategic activity by corporates (down 5%), and by large deals (over $500m in value), volumes of which rose by 30%. At the same time, there was a decline in the number of deals announced, which reduced by 27%, driven by a 28% drop in the number of medium-/small-sized transactions (less than $500m in value); while the number of large deals was up 14%.

The Italian market has seen the positive trend of recent quarters continue with an increase of 100% in deals announced. Volumes were also higher in Germany and in Spain, up 45% and 14% respectively, while in France and the United Kingdom there were reductions, of 14% and 35% respectively.

In this market scenario, the Bank has confirmed its position as advisor of choice in Italy, taking part in the most important deals announced, and completing a total of 78 deals over the course of the nine months.

Some of the main deals in Italy include: in the TMT sector, KKR’s acquisition of assets belonging to the TIM fixed-line network; in the Retail sector, the sale of a 40% stake in K-Way by BasicNet to Permira, the sale of Acqua & Sapone to TDR Capital by H.I.G., and the voluntary public tender and exchange offer for Unieuro by Fnac Darty; in the Infrastructure sector, the acquisition of Grandi Stazioni Retail by OMERS Infrastructure and DWS Infrastructure, and the sale by Ardian and Crédit Agricole Assurances of their stake in 2i Aeroporti to Asterion; in the Industrials sector, the acquisition by Investindustrial of a controlling interest in Piovan and the subsequent launch of a mandatory public tender offer in order to have the company delisted; plus several deals in the mid-cap segment, including the sale of Quid Informatica to the Fibonacci group by Equinox, and the disposal of a minority interest in Sicer to Ardian by the Azimut group.

As regards Advisory business at the European level, the Bank was also involved in the voluntary public tender offer for Greenvolt launched by KKR, and the acquisition of a majority share in Terna Energy by Masdar in the Energy Transition sector, the sale of OnTower Austria by Cellnex Telecom to a consortium of investors consisting of Vauban Infrastructure Partners, EDF Invest and MEAG in the TMT sector, while in the French market, the acquisition of 48% of the share capital of Santos Brasil by CMA CGM, and the subsequent launch of a public tender offer for the remaining shares,

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in the Infrastructure sector was worthy of note, as was the disposal of a majority interest in Olifan Group to Seven2 in the Financial Institutions sector.

In the Digital Economy sector, Arma Partners confirmed its position as one of the leading advisors in Europe, with 24 deals completed in the nine months. The software segment has been particularly active, with some the most important deals covered by the company including the sale of Aareon to TPG and CDPQ by Advent International and Aareal Bank, the acquisition of Zellis Group by Apax Partners, the disposal of 1E to TeamViewer, the acquisition of Anaqua by Nordic Capital, and the investment in team.blue by CPP Investments and Sofina.

In Equity Capital Markets, investors continue to be highly selective with regard to IPOs in particular; against this backdrop, the Bank has taken part in some of the largest deals completed on the domestic market, acting as Joint Global Co-ordinator in the rights issue launched by Fincantieri, and the rights issue implemented by doValue.

In Debt Capital Markets, where the market activity has been very strong due to the abundant liquidity, the Bank remains at the forefront in the placement of new and innovative Green, Social and Sustainability-Linked bonds, including the first EU Green Bond in the history of A2A, the inaugural green bond of Iccrea Banca, and the dual-tranche Sustainability-Linked Bond for ASPI. At the same time, in the nine months Mediobanca has also taken part in some of the largest senior and subordinated bond issues for both corporates and financial institutions in Italy (including Assicurazioni Generali, Cassa Depositi e Prestiti, doValue, Crédit Agricole Italia, Leasys, ENI, SEA, Iren, MCC, Banca Sella Holding, Terna, and UniCredit), and in its other core markets (including Banco Comercial Portugues, Commerzbank, Criteria Caixa and Inmobiliaria Colonial).

In Lending, in a market scenario with low volumes, strong competitions between banks, and shrinking margins, Mediobanca has supplemented fee income from underwriting activities, an area which has become challenging due to the limited number of acquisition financing deals, with co-ordination and debt advisory mandates. In this scenario, the Bank has confirmed its position as market leader in Italy and consolidated its European footprint, assisting its clients in their ordinary operations, by helping them raise finance and refinancing operations (including Enel, Nexi, IGT, Telefonica, APRR/Eiffarie and Volkswagen), and in their extraordinary operations as well (including financing the public tender offer launched by MFE-MEDIAFOREUROPE for ProSiebenSat.1 Media and the leveraged buyout of Piovan by Investindustrial). In its Lending activities, the Bank has also continued its growing trend in granting ESG loans, including by participating in revolving sustainability-linked credit lines (for instance Snam) and the largest ESG line in Euros (Enel).

In Markets activity, the Bank has continued to play a significant role in the placement of Italian government securities, participating in 41 auction sessions as specialist (it has brokered more than 4% of the total amount placed by the Italian Ministry of Finance), and has taken the role of Co- Lead Manager in five syndicated deals also executed by the Ministry, with a healthy flow in bespoke activities for government securities with domestic and international clients, in addition to its brokerage activity (with a total of more than €12bn traded). The Bank has also maintained its footprint in the European Union Allowances (“EUAs”) market, recorded a volume of €1bn traded in EUAs in 9M. Activities have also been stepped up in support of WM (private and professional clients), continually searching out high-yield investment instruments for customers with substantial liquidity positions exposed to inflation. Overall Markets activity contributed revenues of €144.7m to the division's top line (up 10% YoY), €51m of which generated in 3Q.

Revenues increased to €677.3m, up 27% YoY, declining in 3Q (€225.9m, down 16% QoQ on account of the unfavourable comparison base relative to the record quarter posted in 2Q), with the contribution from Wholesale Banking totalling €618.5m (up 29.2% YoY; down 17.4% QoQ), while Specialty Finance revenues totalled €58.8m (up 2.6% YoY, and up 5.9% QoQ):

♦	Net interest income rose by 2.1% compared to last year (from €233.2m to €238.1m) and by 6% QoQ (from €80.7m to €85.5m), on a positive contribution from the Markets division, helped by the performance of the fixed-income component, while Lending recovered somewhat quarter-on-quarter (up 4.5% QoQ) despite new loans being increasingly geared towards the investment-grade sector;

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♦	Net fee and commission income rose by 51.6% YoY to €340.7m, on the back of the record performance in 2Q (€150m) with a solid third quarter (fees of €107m, up 17% YoY); fees from Advisory business in particular soared from €129m to €242m, on an impressive contribution from Arma Partners (€119m), plus a healthy performance in the Large Corporate segment in Italy (fees up from €29m to €63m) and a solid contribution from the Mid Corp segment (€29m). The contribution from ECM activity was again limited, with fees of €4.5m (in line with the market), while DCM was stable (€19.4m), and fees from Lending increased (from €42m to €51m); the contribution from Specialty Finance was basically in line with last year (at €25m);

♦	Net treasury income totalled €98.5m, 26.4% higher than last year, with a good performance in 3Q (€33.4m, vs €37.3m); the growth was concentrated in trading, with client activity by the Markets Division stable.

Operating costs grew from €266.5m to €296.6m (down 9.7% QoQ). The higher labour costs (which were up 18%, to €173.7m) reflect the three additional months in which Arma Partners has been consolidated compared to last year, plus the strengthening of the headcount, with the opening of the new Mid-Cap office in Frankfurt, plus higher accruals for variable remuneration in 2Q in line with performances. Administrative expenses were up 3% YoY, from €119.3m to €122.9m (down 9% QoQ).

Net writebacks of €11.8m were credited for the nine months, compared with €2.8m last year, with no overlays released in the period, mostly attributable to implementation of the new IFRS9 PD Corporate model.

In the nine months customer loans increased from €19bn to €19.7bn, driven by Wholesale Banking (up from €16bn to €17.3bn), which more than offset the reduction in Factoring (from €3m to €2.4m).

Gross NPLs decreased from €51.2m to €33.1m; the gross NPL ratio remained extremely low, at just 0.2% of the stock, while the coverage ratio improved to 81.3%.

3.	Consumer Finance: record revenues in both 9M and 3M (€954m and €326m respectively), driven by a solid performance in net interest income (up 9% to €845m). Excellent commercial results (new loans €6.7bn, up 9% YoY), with the increase in profitability on loans complementing the disciplined cost of risk, which stood at 174 bps (167 bps last year), improving in 3Q (to 169 bps). The strategy to enhance direct and digital distribution continues, with rapidly increasing commercial penetration in BNPL segment. RORWA 2.9%.

In 9M Compass delivered a record net profit of €308m (up 5.6%), €104.6m of which in 3Q (up 3.5% QoQ), and revenues of €954.4m (up 7.4% and up 2% respectively), new record levels, with profitability remaining high (RORWA 2.9%, 10 bps higher than last year). The increase in new business (€6.7bn) enabled growth in customer loans, which now total €15.8bn (up +5.5% YoY). Net interest income was buoyed by the consolidation of the margins on new loans and higher average volumes, and the growth in NII more than offset the increase in the cost base. The cost of risk rose from 167 bps last year to 174 bps, as a result of the different mix of the new business plus an increase in risk in line with the Strategic Plan expectations. The initiatives intended to realize the vision and trajectory outlined in the 2023-26 Strategic Plan “One Brand-One Culture” have continued, based on the following factors:

♦	Multi-channel approach targeting growth in direct and digital distribution in particular:

♦	Expansion of the distribution network (with seven new agencies opened in 9M, three in 3M), with focus on enhancement of the proprietary network (approx. 80% of new business in personal loans generated by the proprietary channels) and variable cost solutions. At

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end-March 2025, Compass’s distribution platform consisted of 334 points of sale: 183 branch offices, 89 agencies, and 62 Compass Quinto-branded POS (specializing in the sale of salary-backed finance products). Compass Link, which is focused on offering off- site products, has a total of 220 collaborators (stable).

♦	Enhancement of the digital channels, which increased their share of personal loans through the direct channel to 40% (vs 33% in FY 2023-24), helped by the introduction of new easier methods for identifying new clients (including use of the SPID digital identity), speed of approval (more than 80% of applications are approved in one hour and 90% in two hours);

♦	Valuable new business, in terms of risk profile and high and sustainable profitability:

♦	Customer loans totalled €15.8bn, on higher yields, which drove an increase in net interest income, of 8.6% YoY and 2.3% QoQ.

♦	Cost of risk under close control (174 bps), on the back of Compass’s proven risk assessment capability, with modest use of overlays (€31m in 9M and €10m in 3M).

♦	RORWA 2.9%, due to growth in net profit with RWAs compressed (following the first SRT securitization carried out in June 2024, which generated a savings in terms of RWAs of €500m, a further €200m in savings were recorded in 1Q FY 2024-25 following the revision of the AIRB models, plus another €500m benefit in 3Q after Basel IV came into force);

♦	Development and growth of BNPL as consumer credit product, managed by leveraging on Compass’s distinctive capabilities: September 2024 saw the launch of HeyLight, the new integrated platform featuring innovative Buy Now Pay Later services, which developed out of the merger between Pagolight and HeidiPay in Switzerland. HeyLight now has a broad base in terms of commercial agreements, with more than 1,900 digital stores and more than 35,000 POS.

The Italian consumer credit market reported significant growth in flows financed in the first quarter of 2025, with an increase of 7.9% compared to the previous year, for a total of €14.9bn financed. The sector's positive performance was driven by personal loans (up 12.6%) and by salary-/pension- backed finance (up 7.6%). Compass in the first three months of the 2025 calendar year reported 5.5% growth, with a market share of 13.8%.

In the nine months under review, Compass granted loans of €6.7bn (up 9.1% YoY and up 5% QoQ), with all products contributing positively. Personal loans rose by 9.9%, from €2,857m to €3,140m, helped by the growth of the direct channel (up 8.2%, from €2,238m to €2,422m), and a good performance for the quarter by the Poste Italiane channel (up 84%). There was robust growth in new loans both in BNPL (up 41%, from €358m to €506m) and salary-backed finance (up 28%, from €283m to €363m). Automotive finance was virtually stable (up 1%, from €1,051m to €1,064m), as were special-purpose loans (up 3%, from €875m to €899m).

The growth in revenues (up 7.4%, from €888.3m to €954.4m, up 1.9% QoQ) was higher than the growth in average lending volumes (which rose by 6%). The main income items performed as follows:

♦	Net interest income posted a record total of €845.2m, 8.6% higher than last year (€778.4m), reflecting quarter-on-quarter growth; an excellent performance, which reflects the growth in lending increasingly focused on direct personal loans, the higher profitability of which has enabled the yield on loans to reverse the trend in market interest rates, thus absorbing the increase in the cost of funding;

♦	Fee income was stable, decreasing from €110.1m to €109.6m, with an increasing contribution from HeyLight’s activities (up 13%, from €14.5m to €16.4m), and a good performance in

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revenues from credit recovery operations (up 8%), which offset the reduction in fees from insurance activities (down 7%) and the rise in rappel fees.

Operating costs, which reflect the strong development activity in terms of products and channels, totalled €291.3m, higher than last year (€271.3m) and higher also on a quarterly basis (up 3%). Of this increase, €5.7m is attributable to labour costs (up 6.4%, from €88.6m to €94.3m), due to the growth in headcount and the remuneration policies. Administrative expenses rose by €14.3m (from €182.7m to €197m), primarily due to the technology component (to support the resilience and security of the systems used for digital sales), followed by the growth in management costs linked to volumes and recoveries. The cost/income ratio was in line with last year, at 30.5%.

Loan loss provisions rose by 9.7%, from €184.1m to €201.9m (down 2% QoQ), most of which due to the different product mix, with a higher share of personal loans (which require a higher level of provisioning from the time at which they are granted), plus the risk indicators gradually realigning with pre-Covid levels as expected. The cost of risk stood at 174 bps (compared with 167 bps last year), decreasing to 169 bps in 3Q (reflecting the modest use of overlays in an amount of €10m). The overlays at end-March 2025 amounted to €144m. The management cost of risk14 increased by approx. 8 bps in 3Q (to 195 bps).

Gross NPLs totalled €854.5m (31/12/24: €1,050.0m), and reduced in relative terms from 6.21% of total loans to 4.9% as an effect of the write-off of positions in the final stages of the recovery process and fully covered, for a total amount of approx. €260m, made to reduce the percentage of non- performing exposures to below 5%. The coverage level remains excellent (the ratio declining from 74.3% to 66.2%), and net NPLs (€278.8m) continue to be low in relative terms at just 1.76% of total loans (compared with 1.73% at end-December 2024). Net bad debts, virtually unchanged, totalled €5m, reflecting a coverage ratio of 94.2%. The coverage ratio for performing loans was basically stable, at 3.52%.

4.	Insurance: high contribution to Group earnings (€350m) – RORWA 3.2%

This division delivered a net profit for the nine months of €350m (€109.7m of which in 3Q), virtually in line with last year (€353m) on equity method valuations of €336.6m, deriving primarily from Assicurazioni Generali, and upward adjustments to reflect current fair value for holdings in funds, which at €17.7m were slightly lower than last year (€19.7m); the RoRWA for the division was down 20 bps to 3.2%.

The equity method results in a slight reduction of 2% (from €342.4m to €336.6m), with the contribution from Assicurazioni Generali down 2.5% (from €337.7m to €329m), due to gains realized on disposal last year. The book value of the Assicurazioni Generali investment rose from €4,000.7m to €4,076.7m, due primarily to the profit for the period (€102.4m), offset in part by the reduction in reserves (€26.3m). More than half the Assicurazioni Generali investment (€2,294m) is deducted from CET1, while the remainder (€1,783m) is weighted at 370% (in accordance with the Danish Compromise).

The other banking book securities totalled €811.8m (31/12/24: €793.6m). Holdings in funds increased from €546m to €561.4m, while the equity component increased from €247.7m to €250.4m.

[14]	Management cost of risk effectively observed net of overlays, without factoring in provisions due exclusively to revisions of the IFRS9 model (PD and LGD unchanged).

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5.	Holding Functions: results declining due to the reduction in interest rates. Proactive funding and treasury management serves the growth of the business divisions.

The net loss posted by the Holding Functions division in the nine months totalled €49.7m (approx. €20m of which in 3Q), impacted primarily by the decline in market interest rates (Euribor 3M: down 95 bps versus twelve months previously, NII down from €138.9m to €61.1m, €13m of which in 3Q) and the performance in net trading income (which decreased from €33.4m to €12.5m, €6.9m of which in 3Q): against this backdrop the regulatory ratios remain high (LCR: 160%; NSFR: 116%; MREL: up 46.3%). Operating costs decreased from €139.2m to €127.7m (down 8.3% YoY and down 3.3% QoQ), including the central cost component, stable at €83.1m, which represents 7.1% of the Group's total costs (7.4% last year).

The main areas performed as follows:

♦	Leasing: a net profit of €3.5m was earned (vs €2.8m last year; up 3% QoQ), reflecting the reduction in revenues (down 15.2% YoY; down 3.6% QoQ) which was offset by net writebacks to credit assets (with €2.9m credited) in relation to the lower stock (which decreased from €1,172.7m to €1,145.6m); equally, gross NPLs declined from €70.1m to €61.3m, with net NPLs totalling approx. €14m;

♦	Funding: launch of the first securitization of factoring receivables, which involved the sale of approx. €725m in receivables, against which the sale of senior notes in an amount of €600m has been completed. Placement of the first €300m Mediobanca Sustainability 10.5NC5.5 Tier 2 bond issue.

****

Group Sustainability Roadmap

The Group, which has always been very sensitive to Environmental, Social and Governance (ESG) issues, has stepped up its efforts in the sustainability area.

The increasing integration of these principles into the company's processes has been recognized by the leading ESG rating agencies. These include ISS, which has raised the Group’s ESG Corporate Rating from C to C+, the highest score in the banking sector, whereas S&P has included Mediobanca in its Global Sustainability Yearbook for 2025. Furthermore, Compass Banca and Mediobanca Premier have also obtained UNI/PdR 125:2022 gender parity certification, which had already been granted to Mediobanca and MBCS.

With regard to the need to address climate change, the Group has consolidated its progress towards decarbonization by confirming its commitment to use 100% energy from renewable sources and offsetting its greenhouse gas emissions (Scope 1 and Scope 2, market-based).

As for the Social pillar, the Group has confirmed its commitment to the communities in which it operates by taking part in charitable initiatives, which include renewing its partnership with UNHCR to support its programme for protecting underage refugees in Italy.

In March 2024, Mediobanca successfully completed its first €300m Tier 2 Sustainable issue, thus achieving the ESG objective to issue two sustainability bonds set in the 2023-26 Strategic Plan, well ahead of schedule.

With reference to the other Strategic Plan targets, the ESG product and services offering as of 31 March 2025 comprises:

♦	Lending activity reflects an ESG stock of some €5.9bn, 74% of which attributable to CIB, 16% to WM, and 11% to Consumer Finance.

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♦	DCM activity has again seen Mediobanca confirm its position as one of the leading players in the ESG space, closing a total of 15 deals for nearly €8bn since July 2024.

♦	The share of ESG funds (SFDR Article 8 and 9 funds) in WM division clients’ portfolios is equal to 48%.

****

Mediobanca S.p.A.

The Parent Company delivered a net profit of €683.6m in the nine months (up 14% YoY), including €89m in the third quarter. Revenues totalled €1,191.4m (up 8.5% YoY), €260m of which in 3Q, on a good performance in fees (up 26.3% YoY) and dividends from Group Legal Entities (up €91.1m YoY), which offset the anticipated reduction in net interest income (down 20.5% YoY).

At the same time, operating costs rose by 4.2% YoY (from €390.4m to €406.8m, €137m of which in 3Q), with the cost/income ratio decreasing to 34%.

Net writebacks to receivables were credited in the nine months for a total of €10.6m, following the adjustment to the Large Corporate PD made during the quarter (the stock of overlays was stable at €17m).

The Bank's total assets rose during the three months, from €88.9bn to €89.1bn, with net customer loans increasing from €42.5bn to €42.9bn, comprising €14.8bn in corporate loans, €1.4bn in loans to Private Banking clients, and €26.7bn in loans to Group Legal Entities; funding totalled €72.4bn, with strong debt security market activity (including €2bn in new issues, stock €26bn) and an increase in Wealth Management deposits (+€1bn, stock €24bn).

****

Outlook

The European scenario for the coming months will continue to reflect the uncertainty deriving from the geopolitical risks and from the first initiatives implemented by the new US administration: the imposition of tariffs on international markets could weaken the leading EU economies despite the accommodative measures put in place by the European Commission and the individual countries.

The Mediobanca Group, on the back of the results thus far achieved and the potential embedded in its business model, confirms its end-of-year objectives (for FY 2024-25):

♦	NNM of €9-10bn.

♦	Revenues growing, with fees set to grow at a low double-digit rate, and net interest income resilient (despite the anticipated reduction in interest rates) due to the strength of Consumer Finance operations, which are able to absorb the reduction in yields on other assets.

♦	Cost/income ratio and cost of risk under control.

♦	Growth in Earnings Per Share (EPS) expected in the 6-8% range;[15]

[15]	Calculated including the cancellation of shares acquired as part of the €385m buyback in the process of being executed.

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♦	Shareholder remuneration, including completion of the share buyback currently in progress (€385m, 71% of which already complete), plus a 70% cash payout (with an interim dividend payable in May 2025 and the balance due in November 2025), as well as decisions on possible further buybacks which will be disclosed by end-June 2025.

***

Public exchange offer for Banca Generali16

At a BoD meeting held on 27 April 2025, the BoD of Mediobanca approved a public exchange offer for Banca Generali shares, subject, inter alia, to approval by shareholders at an ordinary general meeting called to take place on 16 June 2025.

The transaction, which aims to merge Banca Generali into the Mediobanca Group Wealth Management Division, will strongly accelerate the Mediobanca Group’s transformation, fulfilling the objective stated in the “One Brand-One Culture” Strategic Plan for the Group to establish itself definitively as a leading wealth manager, distinctive for its positioning (as a Private & Investment Bank, or “PIB”), brand, ability to attract talented professionals, and guarantee remuneration for its shareholders. The proposed combination will create a market leader, ranking second in Italy by assets (TFAs of €210bn) and distribution network (approx. 3,700 professionals), with the highest performance in terms of organic growth (NNM of over €15bn per annum) at the high end of the Italian wealth management market.

The transaction will result in the creation of a Group which is unique in terms of its business model: capital-light, with limited sensitivity to interest rates and credit risk, attractive profit mix (net profit of €1.5bn, 50% of which from WM, 20% from CIB, and 30% from CF), and distinctive for its brand and quality of human capital:

♦	Wealth Management will become the Mediobanca Group's core business, as well as its strategic priority, with revenues to increase by 2x (45% of consolidated revenues, equal to €4.4bn) and net profit by 4x to €0.8bn (50% of the Group's net profit).

♦	Corporate and Investment Banking will become increasingly synergistic with Wealth Management, at the same time continuing to pursue its increasing international focus and emphasis on capital-lighter and fee-generating businesses.

♦	Consumer Finance will confirm its ongoing ability to generate growth in volumes, revenues and net profit, confirming its position as the driver of the Group’s net interest income, and its anti- cyclical and risk diversification role within the Group.

♦	Assicurazioni Generali from financial investment for Mediobanca will become an industrial partner.

The combination between Mediobanca and Banca Generali will create value for all stakeholders:

♦	Italian system: creation of a domestic leader in wealth management which stands out for its unique brand, capital and reputational solidity, best practice in terms of governance, and growth prospects.

♦	Shareholders: for Mediobanca, to exchange the AG investment for ownership of BG represents an efficient reallocation of capital in favour of an industrial business which is highly synergistic and offers appealing growth prospects; the company’s revenues and earnings profiles will be

[16]	This section (regarding the public exchange offer for Banca Generali, and the public exchange offer launched by MPS for Mediobanca) was approved by the Board with Directors Sandro Panizza and Sabrina Pucci abstaining.

Not for release, publication or distribution, directly on indirectly, in whole or in part, in or into or from the United States of America, Australia, Canada, Japan, or any other jurisdiction where to do so constitute a violation of the relevant laws of such jurisdiction.

enhanced by the deal, as will its capability to generate capital and so offer its shareholders a best-in-class remuneration policy. BG shareholders will have an opportunity to exchange their investment at high levels, increasing the liquidity of their investment in a stock that will offer them considerable upside potential.

♦	Customers: the clients of Mediobanca and Banca Generali (savers, entrepreneurs, and companies) will be able to access an expanded range of excellent Private & Investment Banking products, mortgages and private loans.

♦	Professionals: the professionals of both groups will be able to offer their clients a broad and distinctive range of products and services; the pooling of the two groups’ finest management and professional capabilities will also enable the combined entity to significantly enhance its leadership position, making it a highly attractive proposition for talented new staff;

The combination will strengthen Mediobanca’s earnings and capital profile, and through the significant reallocation of capital, will rebalance the mix of revenues and profits, proving to be accretive in terms of profitability, earnings, and shareholder remuneration.

♦	Capital reallocation: exchanging the Assicurazioni Generali investment for Banca Generali means that Mediobanca’s capital will be entirely allocated to three synergistic businesses (WM, CIB, CF) expected to see attractive growth rates in future years. The AG investment will be sold for €6.3bn, generating a gain on disposal of €2.2bn.

♦	Change in relation between Mediobanca/AG from financial to industrial: Mediobanca intends to continue the existing partnership between AG and BG in bancassurance and asset management, extending it to the new scope of MBWM.

♦	Generation of €300m in synergies (Gross Operating Profit), 50% costs, 28% revenues, 22% funding, with low execution risk in view of the shared DNA of excellence and high levels of complementarity between the two groups in terms of management and competences, prerequisites that further strengthen the clear industrial rationale for the deal.

♦	Group enhanced and more efficient[17]:

o	€4.4bn in revenues (growth of over 15%), €1.8bn of which in fee income (up 65%).

o	€1.5bn in net profit, €0.8bn of which from WM (50%).

o	Over €210bn in TFAs (€110bn of which in AUM), €56bn in customer loans, €76bn in funding, of which €40bn in deposits, L/D ratio of 1.4x (vs 1.9x).

o	Cost/income ratio 40% (vs 42%), RWAs €44bn, with density of 40% (vs 48%).

♦	Value creation

o	ROTE: from 14% to over 20%.

o	EPS accretive: mid single-digit stated, double-digit banking.[2]

o	CET1 14% (after CTA and PPA), with enhanced capital generation capability (up 20% to 270 bps per annum18).

o	Cumulative yield of 22%[19] in next 18M (dividends and share buybacks), confirming the objectives of the current Strategic Plan.

[17]	Mediobanca data pro forma (as at 31/12/24, annualized)+ BG (data as at 31/12/24).
[18]	Average capital creation in the 2023-26 three-year period: 250 bps (cf. Strategic Plan “One Brand-One Culture”.
[19]	Including dividends and share buybacks and calculated based on the average MB stock market price in the last month at deal announcement.

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Conversely, the MPS offer for Mediobanca presents numerous risk factors:

♦	The combined entity could be an undifferentiated mid-size commercial bank (aggregated earnings: 63% from retail/SMEs, 14% WM, 12% CIB, other), with high capital absorption, highly sensitive to the macroeconomic scenario, with no strengthening in any of the business segments, and the risks inherent in the MPS balance sheet unchanged;

♦	MPS has no management track record in WM and CIB, making execution risk particularly high, not least because of the differences in corporate culture and the lack of an industrial rationale for the deal;

♦	Double-digit reduction in EPS due to limited funding synergies because of the different positioning of the retail clients, material revenues dis-synergies due to clients and professionals leaving in Wealth Management (high-end in particular – Premier/Private) and Investment Banking, who do not see the MPS group as “the bank of choice”, plus the basic absence of real cost synergies, given the lack of overlap between the commercial networks, the different business models and related information systems; it is more likely that substantial retention costs will emerge in order to retain FAs and private and investment bankers;

♦	Difficulty of estimating ROTE and CET1 levels for the new entity and hence of it making sustainable payouts, due to issues regarding the resilience of the franchise, the non-recurring items recorded in the MPS balance sheet (tax and legal risks), and the high sensitivity to interest rates and credit risk, in a scenario in which interest rates are expected to reduce significantly, and a macro scenario which penalizes SMEs in particular;

♦	Negative impact on credit rating, already emphasized by all rating agencies, and the reason for the Outlook downgrade by Moody’s (rating Baa1, Outlook revised from Stable to Negative on 31 January 2025);

♦	Likely dilution of Mediobanca valuation multiples, due to change in strategic positioning, plus the fact that the expected revenues and profit composition and growth will cease to apply;

♦	Strong discount implied in the Offer price relative to the intrinsic value of the Mediobanca stock, its businesses and expectations in terms of growth and value creation.

These risk factors would be further amplified with the combination Mediobanca-Banca Generali.

Milan, 9 May 2025

Investor Relations	Media Relations
Tel. no.: (0039) 02-8829.860	Tel. no.: (0039) 02-8829.319
investor.relations@mediobanca.com	media.relations@mediobanca.com

Not for release, publication or distribution, directly on indirectly, in whole or in part, in or into or from the United States of America, Australia, Canada, Japan, or any other jurisdiction where to do so constitute a violation of the relevant laws of such jurisdiction.

1.	Restated consolidated profit and loss accounts

	9 mths	9 mths
Mediobanca Group (€m)	31/03/2024	31/03/2025	Chg. %
Net interest income	1,492.4	1,476.0	-1.1%
Net treasury income	133.6	137.2	2.7%
Net fee and commission income	660.2	819.4	24.1%
Equity-accounted companies	342.0	335.3	-2.0%
Total income	2,628.2	2,767.9	5.3%
Labour costs	(586.9)	(628.8)	7.1%
Administrative expenses	(537.1)	(548.4)	2.1%
Operating costs	(1,124.0)	(1,177.2)	4.7%
Loan loss provisions	(195.7)	(186.1)	-4.9%
Provisions for other financial assets	15.2	19.5	28.3%
Other income (losses)	(26.1)	(24.5)	-6.1%
Profit before tax	1,297.6	1,399.6	7.9%
Income tax for the period	(331.4)	(347.7)	4.9%
Minority interest *	(20.1)	(58.7)	n.m.
Net profit	946.1	993.2	5.0%

* This item includes the provision for the interests (interest B) attributable to minority partners in the Arma Partnership.

2.	Quarterly profit and loss accounts

Mediobanca Group	FY 23/24				FY 24/25
	I Q	II Q	III Q	IV Q	I Q	II Q	III Q
(€m)	30/09/23	31/12/23	31/03/24	30/06/24	30/09/24	31/12/24	31/03/25
Net interest income	495.7	500.8	495.9	492.4	485.0	493.9	497.1
Net treasury income	47.5	45.9	40.2	38.6	39.2	52.6	45.4
Net commission income	179.8	242.3	238.1	279.2	231.2	315.5	272.7
Equity-accounted companies	140.7	77.9	123.4	168.4	109.2	121.1	105.0
Total income	863.7	866.9	897.6	978.6	864.6	983.1	920.2
Labour costs	(179.7)	(202.5)	(204.7)	(217.6)	(200.1)	(219.0)	(209.7)
Administrative expenses	(164.2)	(189.0)	(183.9)	(200.6)	(168.9)	(192.1)	(187.4)
Operating costs	(343.9)	(391.5)	(388.6)	(418.2)	(369.0)	(411.1)	(397.1)
Loan loss provisions	(60.0)	(72.9)	(62.8)	(56.4)	(67.2)	(66.2)	(52.7)
Provisions for other fin. assets	(0.4)	5.5	10.1	(1.3)	12.1	(1.4)	8.8
Other income (losses)	—	(25.2)	(0.9)	(64.1)	(2.3)	(11.3)	(10.9)
Profit before tax	459.4	382.8	455.4	438.6	438.2	493.1	468.3
Income tax for the period	(107.4)	(113.3)	(110.7)	(105.3)	(100.8)	(130.6)	(116.3)
Minority interest	(0.7)	(9.6)	(9.8)	(6.0)	(7.4)	(32.8)	(18.5)
Net profit	351.3	259.9	334.9	327.3	330.0	329.7	333.5

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3.	Restated balance sheet

Mediobanca Group (€m)	30/06/2024	31/12/2024	31/03/2025
Assets
Financial assets held for trading	15,409.5	15,171.8	16,561.0
Treasury financial assets	11,102.6	10,386.4	9,487.1
Banking book securities	11,340.7	12,063.4	11,895.1
Customer loans	52,447.4	53,858.5	54,021.6
Corporate	16,042.9	17,170.4	17,346.9
Specialty Finance	2,950.4	2,706.6	2,376.6
Consumer credit	15,197.6	15,563.7	15,820.5
Mortgages	12,568.0	12,615.3	12,675.2
Private banking	4,285.2	4,473.7	4,505.6
Leasing	1,403.3	1,328.9	1,296.8
Equity investments	4,702.7	4,991.7	5,111.5
Tangible and intangible assets	1,595.0	1,639.2	1,696.5
Other assets	2,628.4	1,800.7	1,997.1
Total assets	99,226.3	99,911.7	100,769.9
Liabilities
Funding	63,669.9	64,210.7	66,130.7
MB bonds	27,619.2	28,727.7	30,003.3
Retail deposits	16,888.0	17,903.9	17,922.1
Private Banking deposits	11,010.6	10,292.1	10,929.3
ECB	1,313.2	—	—
Banks and other	6,838.9	7,287.0	7,276.0
Treasury financial liabilities	10,584.1	11,840.5	9,861.2
Financial liabilities held for trading	9,504.7	9,095.4	9,538.8
Other liabilities	4,066.3	3,295.1	3,635.9
Provisions	158.1	148.8	139.5
Net equity	11,243.2	11,321.2	11,463.8
Minority interest	86.1	86.2	14.1
Profit for the period	1,273.4	659.7	993.2
Total liabilities	99,226.3	99,911.7	100,769.9
CET 1 capital	7,222.5	7,248.1	7,209.7
Total capital	8,438.0	8,380.8	8,581.9
RWA	47,622.0	47,561.2	46,343.7

4.	Consolidated shareholders’ equity

Net equity (€m)	30/06/2024	31/12/2024	31/03/2025
Share capital	444.5	444.7	444.7
Other reserves	9,929.0	10,282.9	10,185.2
Interim dividend	(421.2)	—	—
Valuation reserves	(68.6)	(152.3)	(173.4)
- of which: Other Comprehensive Income	116.5	143.8	143.2
cash flow hedge	113.7	(36.6)	(42.9)
equity investments	(274.4)	(247.0)	(264.6)
Minority interest	86.1	86.2	14.1
Profit for the period	1,273.4	659.7	993.2
Total Group net equity	11,243.2	11,321.2	11,463.8

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5.	Ratios and per share data

	Financial year 23/24	Financial year 24/25
MB Group	30/06/2024	31/12/2024		31/03/2025
Total assets / Net equity	8.8	8.8		8.8
Loans / Funding	0.82	0.84		0.82
RWA density	48.0%	47.6%		46%
CET1 ratio phase-in	15,2%	15.2%		15.6%
Total capital phase-in	17.7%	17.6%		18.5%
S&P Rating	BBB	BBB		BBB+
Fitch Rating	BBB	BBB		BBB
Moody's Rating	Baa1	Baa1		Baa1
Cost / Income (%)	42.8	42.2		42.5
Gross NPLs/Loans ratio (%)	2.5	2.5		2.0
Net NPLs/Loans ratio (%)	0.8	0.8		0.8
EPS (€)	1.53	0.79		1.19
EPS adj. (€)	1.64	0.81		1.22
BVPS (€)	12.8	12.9		12.9
TBVPS (€)	11.6	11.7		11.6
DPS (€)	1.07 (*)	0.56	(**)
ROTE adj. (%)	14.0	14.0		14.0
RORWA adj. (%)	2.8	2.8		2.9
No. shares (m)	832.9	833.3		833.3

(*) interim + balance; (**) interim dividend

6.	Profit-and-loss figures/balance-sheet data by division

9m – Mar25 (€m)	WM	CIB	CF	INS	Holding Functions	Group
Net interest income	304.8	238.1	845.2	(5.3)	61.1	1,476.0
Net treasury income	8.9	98.5	—	18.6	12.5	137.2
Net fee and commission income	413.1	340.7	109.6	(0.5)	4.0	819.4
Equity-accounted companies	—	—	(0.4)	336.6	(0.8)	335.3
Total income	726.8	677.3	954.4	349.4	76.8	2,767.9
Labour costs	(250.9)	(173.7)	(94.3)	(3.2)	(106.6)	(628.8)
Administrative expenses	(223.2)	(122.9)	(197.0)	(1.0)	(21.1)	(548.4)
Operating costs	(474.1)	(296.6)	(291.3)	(4.2)	(127.7)	(1,177.2)
Loan loss provisions	0.7	11.8	(201.9)	—	3.3	(186.1)
Provisions for other financial assets	0.3	—	—	17.7	1.5	19.5
Other income (losses)	(5.0)	(3.4)	—	—	(1.5)	(24.5)
Profit before tax	248.7	389.1	461.2	362.9	(47.6)	1,399.6
Income tax for the period	(78.2)	(108.6)	(153.2)	(12.9)	(0.7)	(347.7)
Minority interest	(1.6)	(55.5)	—	—	(1.4)	(58.7)
Net profit	168.9	225.0	308.0	350.0	(49.7)	993.2
Loans and advances to Customers	17,180.8	19,723.5	15,820.5	—	1,296.8	54,021.6
RWAs	6,333.9	14,057.6	13,956.0	8,016.1	3,980.2	46,343.7
No. of staff	2,267	767	1,583	9	882	5,508

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Profit-and-loss figures/balance-sheet data by division

9m – Mar24 (€m)	WM	CIB	CF	INS	Holding Functions	Group
Net interest income	319.9	233.2	778.4	(5.3)	138.9	1,492.4
Net treasury income	6.9	77.9	0.2	12.0	33.4	133.6
Net fee and commission income	363.3	224.8	110.1	—	7.7	660.2
Equity-accounted companies	—	—	(0.4)	342.4	—	342.0
Total income	690.1	535.9	888.3	349.1	180.0	2,628.2
Labour costs	(244.0)	(147.2)	(88.6)	(3.1)	(104.0)	(586.9)
Administrative expenses	(212.7)	(119.3)	(182.7)	(0.9)	(35.2)	(537.1)
Operating costs	(456.7)	(266.5)	(271.3)	(4.0)	(139.2)	(1,124.0)
Loan loss provisions	(8.6)	2.8	(184.1)	—	(5.8)	(195.7)
Provisions for other financial assets	1.4	(2.9)	—	19.7	(3.0)	15.2
Other income (losses)	(3.4)	1.1	0.1	—	(24.0)	(26.1)
Profit before tax	222.8	270.4	433.0	364.8	8.0	1,297.6
Income tax for the period	(68.7)	(84.2)	(141.4)	(11.8)	(23.9)	(331.4)
Minority interest	(1.0)	(17.2)	—	—	(1.9)	(20.1)
Net profit	153.1	169.0	291.6	353.0	(17.8)	946.1
Loans and advances to Customers	16,911.2	18,729.2	14,961.6	—	1,399.2	52,001.2
RWAs	5,765.0	16,277.4	14,747.8	8,067.6	3,916.0	48,773.8
No. of staff	2,243	727	1,542	9	866	5,387

Not for release, publication or distribution, directly on indirectly, in whole or in part, in or into or from the United States of America, Australia, Canada, Japan, or any other jurisdiction where to do so constitute a violation of the relevant laws of such jurisdiction.

7.	Wealth Management

	9 mths	9 mths
Wealth Management (€m)	31/03/2024	31/03/2025	Chg.%
Net interest income	319.9	304.8	-4.7%
Net trading income	6.9	8.9	29.0%
Net fee and commission income	363.3	413.1	13.7%
Total income	690.1	726.8	5.3%
Labour costs	(244.0)	(250.9)	2.8%
Administrative expenses	(212.7)	(223.2)	4.9%
Operating costs	(456.7)	(474.1)	3.8%
Loan loss provisions	(8.6)	0.7	n.m.
Provisions for other financial assets	1.4	0.3	-78.6%
Other income (losses)	(3.4)	(5.0)	47.1%
Profit before tax	222.8	248.7	11.6%
Income tax for the period	(68.7)	(78.2)	13.8%
Minority interest	(1.0)	(1.6)	60.0%
Net profit	153.1	168.9	10.3%
Loans and advances to customers	16,911.2	17,180.8	1.6%
New loans (mortgages)	758.1	1,024.1	35.1%
TFA (Stock, € bn)	96.5	108.3	12.2%
-AUM/AUA	70.1	79.4	13.2%
-Deposits	26.4	28.9	9.4%
TFA (Net New Money, € bn)	5.1	7.2	40.4%
-AUM/AUA	6.8	6.2	-8.9%
-Deposits	(1.8)	1.0	n.m.
No. of staff	2,243	2,267	1.1%
RWAs	5,765.0	6333.9	9.9%
Cost / income ratio (%)	66.2%	65.2%
Gross NPL / Gross loans ratio (%)	1.3%	1.2%
Net NPL / Net loans ratio (%)	0.8%	0.7%
RORWA adj	3.6%	3.8%

Not for release, publication or distribution, directly on indirectly, in whole or in part, in or into or from the United States of America, Australia, Canada, Japan, or any other jurisdiction where to do so constitute a violation of the relevant laws of such jurisdiction.

8.	Corporate & Investment Banking

	9 mths	9 mths
Corporate & Investment Banking (€m)	31/03/2024	31/03/2025	Chg.%
Net interest income	233.2	238.1	2.1%
Net treasury income	77.9	98.5	26.4%
Net fee and commission income	224.8	340.7	51.6%
Total income	535.9	677.3	26.4%
Labour costs	(147.2)	(173.7)	18.0%
Administrative expenses	(119.3)	(122.9)	3.0%
Operating costs	(266.5)	(296.6)	11.3%
Loan loss provisions	2.8	11.8	n.m.
Provisions for other financial assets	(2.9)	—	n.m.
Other income (losses)	1.1	(3.4)	n.m.
Profit before tax	270.4	389.1	43.9%
Income tax for the period	(84.2)	(108.6)	29.0%
Minority interest	(17.2)	(55.5)	n.m.
Net profit	169.0	225.0	33.1%
Loans and advances to customers	18,729.2	19,723.5	5.3%
No. of staff	727	767	5.5%
RWAs	16,277.4	14,057.6	-13.6%
Cost / income ratio (%)	49.7%	43.8%	-11.9%
Gross NPL / Gross loans ratio (%)	0.3%	0.2%
Net NPL / Net loans ratio (%)	0.1%	0.03%
RORWA adj	1.3%	2.1%

Not for release, publication or distribution, directly on indirectly, in whole or in part, in or into or from the United States of America, Australia, Canada, Japan, or any other jurisdiction where to do so constitute a violation of the relevant laws of such jurisdiction.

9.	Consumer Finance

	9 mths	9 mths
Consumer Finance (€m)	31/03/2024	31/03/2025	Chg.%
Net interest income	778.4	845.2	8.6%
Net trading income	0.2	—	n.m.
Net fee and commission income	110.1	109.6	-0.5%
Equity-accounted companies	(0.4)	(0.4)	n.m.
Total income	888.3	954.4	7.4%
Labour costs	(88.6)	(94.3)	6.4%
Administrative expenses	(182.7)	(197.0)	7.8%
Operating costs	(271.3)	(291.3)	7.4%
Loan loss provisions	(184.1)	(201.9)	9.7%
Provisions for other financial assets	—	—	n.m.
Other income (losses)	0.1	—	n.m.
Profit before tax	433.0	461.2	6.5%
Income tax for the period	(141.4)	(153.2)	8.3%
Net profit	291.6	308.0	5.6%
Loans and advances to customers	14,961.6	15,820.5	5.7%
New loans	6,134.4	6,692.0	9.1%
No. of branches	181	183	1.1%
No. of agencies	80	89	11.3%
No. of staff	1,542	1,583	2.7%
RWAs	14,747.8	13,956.0	-5.4%
Cost / income ratio (%)	30.5%	30.5%
Gross NPL / Gross loans ratio (%)	6.0%	4.9%
Net NPL / Net loans ratio (%)	1.5%	1.8%
RORWA adj	2.7%	2.9%

Not for release, publication or distribution, directly on indirectly, in whole or in part, in or into or from the United States of America, Australia, Canada, Japan, or any other jurisdiction where to do so constitute a violation of the relevant laws of such jurisdiction.

10.	Insurance

	9 mths	9 mths
Insurance - PI (€m)	31/03/2024	31/03/2025	Chg. %
Net interest income	(5.3)	(5.3)	n.m.
Net treasury income	12.0	18.6	55.0%
Net fee and commission income	—	(0.5)	n.m.
Equity-accounted companies	342.4	336.6	-1.7%
Total income	349.1	349.4	0.1%
Labour costs	(3.1)	(3.2)	3.2%
Administrative expenses	(0.9)	(1.0)	11.1%
Operating costs	(4.0)	(4.2)	5.0%
Loan loss provisions	—	—	n.m.
Provisions for other financial assets	19.7	17.7	-10.2%
Other income (losses)	—	—	n.m.
Profit before tax	364.8	362.9	-0.5%
Income tax for the period	(11.8)	(12.9)	9.3%
Minority interest	—	—	n.m.
Net profit	353.0	350.0	-0.8%
Equity investments	3,917.2	4,158.7	6.2%
Other investments	782.4	811.8	3.8%
RWAs	8,067.6	8,016.1	-0.6%
RORWA adj	3.4%	3.2%
No. of staff	9	9	n.m.

11.	Holding Functions

	9 mths	9 mths
Holding Functions (€m)	31/03/2024	31/03/2025	Chg. %
Net interest income	138.9	61.1	-56.0%
Net treasury income	33.4	12.5	-62.6%
Net fee and commission income	7.7	4.0	-48.1%
Equity-accounted companies	—	(0.8)	n.m.
Total income	180.0	76.8	-57.3%
Labour costs	(104.0)	(106.6)	2.5%
Administrative expenses	(35.2)	(21.1)	-40.1%
Operating costs	(139.2)	(127.7)	-8.3%
Loan loss provisions	(5.8)	3.3	n.m.
Provisions for other financial assets	(3.0)	1.5	n.m.
Other income (losses)	(24.0)	(1.5)	n.m.
Profit before tax	8.0	(47.6)	n.m.
Income tax for the period	(23.9)	(0.7)	n.m.
Minority interest	(1.9)	(1.4)	-26.3%
Net profit	(17.8)	(49.7)	n.m.
Loans and advances to customers	1,399.2	1,296.8	-7.3%
Banking book securities	9,094.7	8,828.7	-2.9%
RWAs	3,916.0	3,980.2	1.6%
No. of staff	866 (432*)	882 (450*)

* HF staff excluding those who work for the support/control units whose cost is charged back to the business lines as “administrative expenses”; the FTEs properly attributable to the HF refer to Group Treasury/ ALM, Leasing and other noncore activities, General Management, plus approx. 40% of the support/control units.

Not for release, publication or distribution, directly on indirectly, in whole or in part, in or into or from the United States of America, Australia, Canada, Japan, or any other jurisdiction where to do so constitute a violation of the relevant laws of such jurisdiction.

12.	Statement of comprehensive income

		9 mths	9 mths
		31/03/2024	31/03/2025
10	Gain (loss) for the period	948.9	995.4
	Other income items net of tax without passing through profit and loss	(16.8)	3.5
20.	Equity instruments designated at fair value through other comprehensive income	23.2	(7.8)
30.	Financial liabilities designated at fair value through profit or loss (own creditworthiness changes)	(19.6)	12.8
40.	Hedge accounting of equity instruments designated at fair value through other comprehensive income	—	—
50.	Property. plant and equipment	—	—
60.	Intangible assets	—	—
70.	Defined-benefit plans	(1.0)	(0.9)
80.	Non-current assets and disposal groups classified as held for sale	—	—
90.	Portion of valuation reserves from investments valued at equity method	(19.4)	(0.6)
100.	Financial income or costs relating to insurance contracts issued	—	—
	Other income items net of tax passing through profit and loss	(43.6)	(106.5)
110.	Foreign investment hedges	—	—
120.	Exchange rate differences	3.8	3.5
130.	Cash flow hedges	(156.1)	(156.7)
140.	Hedging instruments (non-designated items)	—	—
150.	Financial assets (different from equity instruments) at fair value through other comprehensive Income	55.1	36.4
160.	Non-current assets and disposal groups classified as held for sale	—	—
170.	Part of valuation reserves from investments valued at equity method	53.6	10.3
180.	Financial income or costs relating to insurance contracts issued	—	—
190.	Income or costs of a financial nature relating to reinsurance disposals	—	—
200.	Total other income items net of tax	(60.4)	(102.9)
210.	Comprehensive income (Item 10+200)	888.5	892.5
220.	Minority interest in consolidated comprehensive income	2.8	2.2
230.	Consolidated comprehensive inc. attributable to Mediobanca S.p.A.	885.7	890.3

13.	Parent company restated financial statements (P&L, balance sheet)

Mediobanca S.p.A.	9 mths	9 mths
(€m)	31/03/2024	31/03/2025	Chg.%
Net interest income	308.0	244.9	-20.5%
Net treasury income	134.2	138.0	2.8%
Net fee and commission income	234.2	295.7	26.3%
Dividends on investments	421.7	512.8	21.6%
Total income	1,098.1	1,191.4	8.5%
Labour costs	(223.7)	(240.6)	7.6%
Administrative expenses	(166.7)	(166.2)	-0.3%
Operating costs	(390.4)	(406.8)	4.2%
Loan loss provisions	(3.2)	10.6	n.m.
Provisions for other financial assets	14.0	17.4	24.3%
Impairment on investments	—	—	n.m.
Other income (losses)	(0.5)	(17.5)	n.m.
Profit before tax	718.0	795.1	10.7%
Income tax for the period	(119.0)	(111.5)	-6.3%
Net profit	599.0	683.6	14.1%

Mediobanca S.p.A. (€m)	30/06/2024	31/12/2024	31/03/2025
Assets
Financial assets held for trading	15,437.9	15,130.9	16,548.6
Treasury financial assets	13,949.5	13,285.1	11,886.3
Banking book securities	11,231.6	11,947.8	11,723.6
Customer loans	40,282.0	42,533.2	42,863.6
Equity Investments	4,836.2	4,905.4	4,949.4
Tangible and intangible assets	170.8	171.1	170.3
Other assets	1,387.3	912.2	1,001.0
Total assets	87,295.3	88,885.7	89,142.8
Liabilities and net equity
Funding	58,292.2	58,874.0	60,885.9
Treasury financial liabilities	11,588.1	13,624.7	11,548.4
Financial liabilities held for trading	9,666.7	9,291.5	9,429.9
Other liabilities	2,637.1	1,899.3	2,122.9
Provisions	79.4	79.2	71.2
Net equity	3,787.8	4,522.8	4,400.9
Profit of the period	1,244.0	594.2	683.6
Total liabilities and net equity	87,295.3	88,885.7	89,142.8

As required by Article154-bis, paragraph 2 of Italian Legislative Decree 58/98, the undersigned hereby declares that the stated accounting information contained in the report conforms to the documents, account ledgers and book entries of the company.

Head of company financial reporting

Emanuele Flappini